SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF) 00.108.786/0001 -65
Corporate Registry ID (NIRE) 35.300.177.240

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON SEPTEMBER 9, 2005

DATE, TIME AND VENUE: On the 9th day of the month of September, 2005, at 1:00 p.m, at Net Serviços de Comunicação S/A (“Company”) headquarters, in the city and state of São Paulo, at Rua Verbo Divino, nº 1.356 .

CALL NOTICE: Accomplished as provided for by the article 13 of the Company’s Bylaws.

ATTENDANCE: Board members representing the necessary quorum attended the meeting, as substantiated by their signatures affixed infra.

PRESIDING BOARD: Chairman: Jorge Luiz de Barros Nóbrega; Secretary: André Müller Borges.

DELIBERATIONS: In view of the result of the bookbuilding procedure carried out on this date regarding the 5th Public Issue of Unsecured, Subordinated, Simple and Non-convertible debentures in one single Series of Net Serviços de Comunicação S.A. ("5th Issue"), the board members attending unanimously and unconditionally discussed and approved as follows:

1. Authorize the amendment of section 4.9.3 of the Private Deed of the 5th Public Issue of Unsecured, Subordinated, Non-convertible Debentures in one single Series of Net Serviços de Comunicação S.A (“Deed"), which shall come into effect with the following wording: “4.9.3. Remunerative Interest: The Debentures shall yield interest corresponding to 100% (one hundred percent) of the accumulated variation in the daily average rates of one-day interbank deposits, "over extra group", calculated and published by CETIP ("DI Rate"), and in addition, using the formula in section 4.9.6 below, a spread of 1.50% (one point five percent) a year, based on 252 (two hundred and fifty-two) business days, on the Unit Face Value, as of the Date of Issue or the last Date of Payment of Remuneration, whichever is applicable, and to be paid at the end of each Capitalization Period, as defined in section 4.9.4 below."

2. Authorize the officers of the Company to take all measures required to conclude the 5th Issue, including, but not only, amending the Deed to reflect the above decision, and take all other steps required to formalize and implement the resolutions of this meeting.

3. Ratify the decisions taken by the Board Meeting held at 3 pm on September 2, 2005, in relation to the exclusion of warranties and covenants stipulated in the issue deed (Indenture) of US$ 32,494,427 7.0% Senior Secured Notes expiring in 2009 and US$ 9,683,910 Senior Secured Floating Rate Notes expiring in 2009, both issued by Net Sul Comunicações LTDA. (Notes), dated March 22, 2005, and authorize the Company (i) to implement the request for approval (Consent Solicitation) for holders of the Notes for the exclusion of warranties and covenants from the Notes, (ii) to hire the agents required to implement this decision, (iii) to sign an endorsement to the Indenture (Supplemental Indenture) reflecting the Consent Solicitation terms, (iv) to sign all and any documents required, such as the Solicitation Agent Agreement, Tabulation Agent Agreement, Information Agent Agreement and Pledge Agreement, (v) to take all measures and sign all the necessary documents for the execution and implementation of the Consent Solicitation in question.

CLOSING AND SIGNATURES: Closing: There being nothing else to discuss, the meeting was adjourned, these minutes were drawn up, which, after being read, were approved and signed by all attending board members, as well as the Secretary and participant invited. Signatures: Chairman: Jorge Luiz de Barros Nóbrega; Secretary: André Müller Borges. Board of Directors: Jorge Luiz de Barros Nóbrega, Sérgio Lourenço Marques, Stefan Alexander, Rossana Fontenele Berto, Guilherme Perboyre Cavalcanti, Juarez de Queiroz Campos Jr., Marcos da Cunha Carneiro, Carlos Henrique Moreira, Jorge da Gama Braga Neto, Antonio Oscar de Carvalho Petersen Filho, João Adalberto Elek Jr. and Edgard Lobão dos Santos.

This is a free English translation of the original instrument drawn up in the company’s records.

_____________________
André Müller Borges
– Secretary –

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.